      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1996


                                                      REGISTRATION NO. 333-03009
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                       CORRECTIONS CORPORATION OF AMERICA
             (Exact Name of Registrant as Specified in its Charter)

                     DELAWARE                                          62-1156308
             (State of Incorporation)                    (I.R.S. Employer Identification Number)

         102 WOODMONT BOULEVARD, SUITE 800, NASHVILLE, TENNESSEE 37205
                                 (615) 292-3100
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             DARRELL K. MASSENGALE
                            CHIEF FINANCIAL OFFICER
         102 WOODMONT BOULEVARD, SUITE 800, NASHVILLE, TENNESSEE 37205
                                 (615) 292-3100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------

                                   COPIES TO:

               CARTER R. TODD                                        F. MITCHELL WALKER, JR.
             ELIZABETH E. MOORE                                          J. PAGE DAVIDSON
         STOKES & BARTHOLOMEW, P.A.                                   BASS, BERRY & SIMS PLC
              SUNTRUST CENTER                                         FIRST AMERICAN CENTER
         NASHVILLE, TENNESSEE 37219                                 NASHVILLE, TENNESSEE 37238
               (615) 259-1450                                             (615) 742-6200

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 29, 1996


PROSPECTUS

                                2,500,000 SHARES

               [(CCA) CORRECTIONS CORPORATION OF AMERICA LOGO]

                                  COMMON STOCK

     Of the 2,500,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by Corrections Corporation of America (the "Company") and 1,000,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "CXC." On May 28, 1996, the last reported sale price of the Common Stock was $80.625 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)       STOCKHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $550,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by
    the Underwriters, the total Price to Public will be $          , the total
    Underwriting Discount will be $       and the total Proceeds to Company will
    be $          . See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the several Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common
Stock will be available for delivery on or about             , 1996.

                             ---------------------


J.C. BRADFORD & CO.                                                STEPHENS INC.

                                           , 1996

                      (photo of outside view of Company's
                   Central Arizona Detention Center Facility)


    CCA's state-of-the-art facilities and
                comprehensive
     training ensure the security of its
                communities,
       employees and inmate population                 (photo of Company
                  (caption)                   corrections officers and inmates)


       (photo of a Company corrections            (photo of interior of a
    officer monitoring security systems)             Company facility)


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND THE COMPANY'S WARRANTS TO PURCHASE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

(Map indicating location, number of beds, first year of Company operation,
ACA accreditation and ownership of the
Company's operations under contract)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise indicates, (i) all references to the "Company" include Corrections Corporation of America and its subsidiaries, (ii) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option and (iii) the information contained in this Prospectus has been adjusted to reflect a two-for-one split of the Common Stock effected in the form of a 100% stock dividend on October 31, 1995.

                                  THE COMPANY


     Corrections Corporation of America (the "Company") is the largest developer and manager of privatized correctional and detention facilities worldwide. The Company's facilities are located in 11 states of the United States, Puerto Rico, Australia and the United Kingdom. As of May 28, 1996, the Company had contracts to manage 49 correctional and detention facilities with an aggregate design capacity of 33,153 beds of which 37 facilities representing 20,994 beds are in operation. The Company is currently developing 12 facilities and expanding four facilities representing an aggregate of 12,159 beds. The Company expects that all of the beds under development and expansion will be in operation by the end of 1997. The Company owns 12 of the 37 facilities it currently operates and leases the remaining 25 facilities from governmental agencies and non-profit corporations.


     Throughout the world, there is a growing trend toward privatization of government services and functions, including corrections and detention, as governments of all types face continuing pressure to control costs and improve the quality of services. According to the Private Adult Correctional Facility Census, prepared by Private Corrections Project Center for Studies in Criminology and Law, University of Florida ("1995 Census"), the design capacity of privately managed adult correctional and detention facilities worldwide has increased dramatically since the first privatized facility was opened by the Company in 1984. The majority of this growth has occurred since 1989 as the number of privately managed adult correctional and detention facilities worldwide increased from 26 facilities with a design capacity of 10,973 beds in 1989 to 104 facilities with a design capacity of 63,595 beds in 1995. As of December 31, 1995, based on the 1995 Census, the Company was the largest private prison management company with a United States market share of 51% and a global market share of 48%. See "Business -- The Market for the Company's Services."

     The services provided by the Company to governmental agencies include the integrated design, construction and management of new correctional and detention facilities and the redesign, renovation and management of older facilities. In addition to providing the fundamental residential services relating to adult and juvenile inmates, the Company's facilities offer a large variety of rehabilitation and education programs including basic education, life skills and employment training and substance abuse treatment. The Company also provides health care (including medical, dental and psychiatric services), institutional food services, transportation requirements, and work and recreational programs. By providing a secure, clean facility, with reasonable occupancy levels and the opportunity for inmates to participate in educational and rehabilitational programs, the Company believes that there will be fewer disturbances among the prison population. Management believes that this atmosphere results in less stress for members of the work force, fewer workers' compensation claims, fewer sick days, reduced overtime costs and lower overall operating costs. The Company believes that its quality of personnel, efficient application of financial resources and adherence to proven policies and procedures enable it to design, develop and manage correctional and detention facilities at costs lower than governmental agencies that are responsible for performing such services. See "Business -- Business Strategy."


     The Company's operating philosophy is to provide quality corrections, at less cost to taxpayers, in partnership with government agencies. The Company's growth strategy is to develop and operate secure institutions with an emphasis on medium and maximum security operations. As of May 28, 1996, the Company was pursuing 27 facility prospects for a total of approximately 16,000 beds. See "Business -- Business Proposals."

     In the last two years, the Company has expanded its service capabilities and broadened its geographic presence in the United States through a series of strategic acquisitions that complement the Company's development activities. In December 1994, the Company acquired TransCor America, Inc. ("TransCor"), a nationwide provider of inmate transportation services. In April 1995, the Company acquired Concept Incorporated ("Concept"), a prison management company with eight facilities and 4,400 beds under contract at the time of acquisition. In August 1995, the Company acquired Corrections Partners, Inc. ("CPI"), a prison management company with seven facilities and 2,900 beds under contract at the time of acquisition. The Company intends to consider additional strategic acquisitions of prison management and related companies in the future.

     In addition to its domestic operations, the Company has obtained and is pursuing development and management contracts for correctional and detention facilities outside the United States. The Company presently contracts to operate one facility in the United Kingdom, two facilities in Australia, and also has contracts to provide inmate transportation services in Australia. In June 1994, the Company entered into an international strategic alliance with Sodexho S.A. ("Sodexho"), a French conglomerate, for the purpose of pursuing prison management business outside the United States and the United Kingdom. In connection with the alliance, Sodexho purchased a significant ownership interest in the Company and entered into certain agreements with the Company relating to future financings by the Company and corporate governance and control matters. See "Principal and Selling Stockholders" and "Description of
Securities -- Relationship with Sodexho."


                    RECENTLY ANNOUNCED DEVELOPMENT PROJECTS



     Taylor, Texas. In April 1996, the Company entered into an agreement with the Taylor Correctional Development Authority pursuant to which the Company will design, construct and manage a 512-bed, medium security prison in Taylor, Texas to house inmates for the State of Oregon and other governmental agencies. This facility is currently under construction and scheduled for completion by January 1997. This contract is an expansion of the Company's relationship with the State of Oregon which includes a contract for the housing of more than 500 Oregon inmates at the Company's Central Arizona Detention Center in Florence, Arizona.


     Cushing, Oklahoma. In April 1996, the Company reached an agreement with the Cushing Municipal Authority pursuant to which the Company will design, construct and manage a 960-bed, medium security prison in Cushing, Oklahoma to house inmates for the State of Oklahoma. This facility is currently under construction and scheduled for completion by July 1997.

     Washington, D.C. In April 1996, the Company entered into negotiations to purchase an 868-bed, medium security correctional treatment facility from the District of Columbia and to contract with the District to manage the facility for locally convicted inmates.


     Lawrenceville, Virginia. In May 1996, the Company reached an agreement with the Commonwealth of Virginia to design, build and manage a 1,500-bed, medium security prison in Lawrenceville, Virginia for state inmates. Construction of the prison, which will begin in early June, is scheduled for completion in the fourth quarter of 1997.



     Columbia, South Carolina. In May 1996, the Company reached an agreement with the State of South Carolina to manage 400 juveniles for the state Department of Juvenile Justice. Pursuant to the agreement, the Company will renovate an existing facility in Columbia, South Carolina to house juveniles beginning on July 1, 1996. A wilderness camp for 32 of the juveniles is scheduled to open August 1, 1996.

                                  THE OFFERING

Common Stock offered by the Company..............  1,500,000 shares
Common Stock offered by the Selling
  Stockholders...................................  1,000,000 shares
Common Stock to be outstanding after the
  offering.......................................  36,560,932 shares(1)
Use of proceeds by the Company...................  To finance capital investments in the development, acquisition or expansion of
                                                   prison facilities. See "Use of Proceeds."
NYSE Common Stock symbol.........................  CXC

- ---------------

(1) Excludes (a) 2,230,317 shares of Common Stock reserved for issuance upon grants of deferred shares or exercise of options granted pursuant to the Company's existing stock incentive plans; (b) 4,227,256 shares of Common Stock issuable upon the exercise of outstanding warrants; and (c) 4,062,391 shares of Common Stock reserved for issuance upon the conversion of outstanding convertible notes, and assumes that Sodexho does not exercise its preemptive right to purchase shares of Common Stock as a result of this offering. See "Description of Securities."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


     The summary consolidated financial data set forth below for the three years ended December 31, 1995 and the three month period ended March 31, 1996 have been derived from the Company's financial statements and include financial data reflecting the acquisitions of TransCor in December 1994, Concept in April 1995 and CPI in August 1995, all of which were accounted for as pooling-of-interests.




                                                                                           THREE
                                                                                           MONTHS
                                                    YEARS ENDED DECEMBER 31,               ENDED
                                            ----------------------------------------     MARCH 31,
                                               1993           1994           1995           1996
                                            ----------     ----------     ----------     ----------
                                                                                         (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Revenues................................  $  132,534     $  152,375     $  207,241     $   63,277
  Expenses:
     Operating............................     108,026        123,540        158,814         47,184
     General and administrative...........       7,885          9,413         14,288          2,925
     Depreciation and amortization........       5,759          5,753          6,524          2,277
                                            ----------     ----------     ----------     ----------
                                               121,670        138,706        179,626         52,386
                                            ----------     ----------     ----------     ----------
  Contribution from operations............      10,864         13,669         27,615         10,891
  Interest expense, net...................       4,424          3,439          3,952          1,350
                                            ----------     ----------     ----------     ----------
  Income before income taxes..............       6,440         10,230         23,663          9,541
  Provision for income taxes..............         832          2,312          9,330          3,835
                                            ----------     ----------     ----------     ----------
  Net income..............................       5,608          7,918         14,333          5,706
  Preferred stock dividends...............         425            204             --             --
                                            ----------     ----------     ----------     ----------
  Net income allocable to common
     stockholders.........................  $    5,183     $    7,714     $   14,333     $    5,706
                                            ==========     ==========     ==========     ==========
  Net income per common share:
     Primary..............................  $     0.20     $     0.25     $     0.38     $      .14
     Fully diluted........................  $     0.20     $     0.25     $     0.36     $      .14
  Weighted average common shares
     outstanding..........................      25,881         30,954         37,555         40,251
OPERATING DATA:
  Beds under contract (at period end).....      12,254         19,735         28,607         28,687
  Beds in operation (at period end).......      10,368         13,404         20,252         21,098
  Average occupancy.......................        92.0%          93.9%          93.5%          90.2%
  Compensated mandays.....................   3,338,411      3,768,095      4,799,562      1,555,601



                                                                        AS OF MARCH 31, 1996
                                                                   ------------------------------
                                                                    ACTUAL      AS ADJUSTED(1)(2)
                                                                   --------     -----------------
BALANCE SHEET DATA:
  Working capital................................................  $ 22,307         $ 151,648
  Property and equipment, net....................................   145,152           145,152
  Total assets...................................................   231,137           360,478
  Total debt.....................................................    90,718           105,718
  Stockholders' equity...........................................   111,647           225,988


- ---------------

(1) Gives effect to (a) the issuance in April 1996 of $20.0 million of 7.5% convertible subordinated notes and (b) the repayment with a portion of the proceeds therefrom of the outstanding principal balance under the Company's line of credit ($5.0 million at March 31, 1996). See "Description of Securities -- Convertible Notes."



(2) Adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed offering price of $80.625 per share and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

     Revenue and Profit Growth Dependent on Expansion. The Company's growth is dependent upon its ability to obtain contracts to manage new correctional and detention facilities and to retain existing management contracts. The rate of construction of new facilities and the Company's potential for growth will depend on a number of factors, including crime rates and sentencing patterns in the United States and other countries in which the Company operates, governmental and public acceptance of the concept of privatization, the number of facilities available for privatization, and the Company's ability to obtain awards for contracts and to integrate new facilities into its management structure on a profitable basis. In addition, certain jurisdictions have recently required the successful bidder to make a significant capital investment in connection with the financing of a particular project. The Company's ability to secure awards under such circumstances will therefore also depend on the Company having significant capital resources. There can be no assurance that the Company will be able to obtain additional contracts to develop or manage new facilities on favorable terms.

     Risks Associated with Acquisitions. The Company intends to grow internally through the opening of additional facilities, as well as through strategic acquisitions. There can be no assurance that the Company will be able to identify, acquire or profitably manage acquired companies or successfully integrate such operations into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that justify the investment therein. Acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's financial condition and results of operation.

     Acceptance of Privatized Correctional and Detention Facilities. Management of correctional and detention facilities by private entities is a relatively new concept and has not achieved complete acceptance by either governments or the public. Some sectors of the federal government and some state and local governments are legally unable to delegate their traditional management responsibilities for correctional and detention facilities to private companies. The operation of correctional and detention facilities by private entities is not widely understood by the public and the industry has encountered resistance from certain groups, such as labor unions, local sheriff's departments, and groups that believe that correctional and detention facility operations should only be conducted by governmental agencies. Such resistance may cause a change in public and government acceptance of privatized correctional facilities. In addition, changes in dominant political parties in any of the markets in which the Company operates could result in significant changes to previously established views of privatization in such market.

     Opposition to Facility Location and Adverse Publicity. The Company's success in obtaining new awards and contracts may depend, in part, upon its ability to locate land that can be leased or acquired, on favorable terms, by the Company or other entities working with the Company in conjunction with the Company's proposal to develop and/or manage a facility. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. The Company's business also is subject to public scrutiny. In addition to possible negative publicity about privatization in general, an escape, riot or other disturbance at a Company-managed facility or another privately managed facility may result in publicity adverse to the Company and the industry in which it operates.

     Dependence on Governmental Agencies. The Company's cash flow is subject to the receipt of sufficient funding and timely payment by applicable governmental entities. If the appropriate governmental agency does not receive sufficient appropriations to cover its contractual obligations, a contract may be terminated or the management fee may be deferred or reduced. Any delays in payment could have an adverse effect on the Company's cash flow. In addition, the Company is dependent on government agencies supplying Company facilities with a sufficient number of inmates to meet the facilities design capacities. A failure to do so may have a material adverse effect on the Company's financial condition and results of operation.

     Economic Risks Associated with Development Activities. When the Company is engaged to perform construction and design services for a facility, the Company typically acts as the primary contractor and subcontracts with other parties who act as the general contractors. As primary contractor, the Company is subject to the various risks of construction including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference. The Company also is subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or be unable to fund any excess construction costs. Under such contracts, the Company is ultimately liable for all late delivery penalties and cost overruns.

     Contract Duration. The Company's facility management contracts typically have terms ranging from one to five years, with one or more renewal options which may be exercised only by the contracting governmental agencies. No assurance can be given that any agency will exercise a renewal option in the future. Additionally, the contracting governmental agency typically may terminate a facility contract without cause by giving the Company written notice. See "Business -- Facility Management Contracts."

     Potential Legal Liability. The Company's management of correctional and detention facilities exposes it to potential third-party claims or litigation by prisoners or other persons for personal injury or other damages resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. In addition, the Company's management contracts generally require the Company to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains an insurance program that provides coverage for certain liability risks faced by the Company, including personal injury, bodily injury, death or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover potential third-party claims. See "Business -- Insurance."

     Regulations. The industry in which the Company operates is subject to national, federal, state and local regulations which are administered by various regulatory authorities. Prospective providers of correctional and detention services must comply with a variety of applicable state and local regulations including education, health care and safety regulations. The Company's contracts typically include extensive reporting requirements and require supervision and on-site monitoring by representatives of contracting governmental agencies. State law also typically requires corrections officers to meet certain training standards. Certain states such as Florida and Texas deem prison guards to be peace officers and require Company personnel to be licensed and may make them subject to background investigation. In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require the Company to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. The failure to comply with any applicable laws, rules or regulations and the loss of any required license could have a material adverse effect on the Company's financial condition and results of operation. Furthermore, the current and future operations of the Company may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's financial condition and results of operation.

     Competition. The Company competes primarily on the basis of the quality and range of services offered, its experience in managing facilities, the reputation of its personnel and its ability to design, finance and construct new facilities. The business in which the Company engages is one that other entities may easily enter without substantial capital investment or experience in management of correctional or detention facilities. Some of the Company's competitors may have greater resources than the Company. The Company also competes in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. In addition, the Company competes with governmental agencies that are responsible for correctional facilities.


     Dependence on Senior Management. The success of the Company's operations has been and will continue to be highly dependent upon the continued services of its senior management. The loss of one or more of the Company's senior management could have a material adverse effect on the Company's business. The Company's loan agreement provides that Doctor R. Crants, the Company's Chairman of the Board and Chief Executive Officer, must be employed by the Company pursuant to an employment agreement reasonably satisfactory to the Company's lenders. See "Management."


     Relationship with Sodexho. Following completion of this offering, Sodexho will beneficially own 16.8% of the Common Stock (16.7% assuming exercise of the Underwriters' over-allotment option). See "Principal and Selling Stockholders." Accordingly, Sodexho may have significant influence over the affairs of the Company. Sodexho has agreed to limit its ownership interest in the Company to 25% (or 30% in certain limited circumstances) through June 23, 1999, subject to earlier termination upon the occurrence of certain events, and has agreed to certain restrictions on the voting of its Common Stock. Sodexho has a preemptive right to purchase additional shares of Common Stock or securities convertible or exchangeable for Common Stock in any issuance of securities by the Company in an amount necessary to enable Sodexho to maintain a percentage ownership in the Company equal to 20% of the Common Stock on a fully diluted basis. See "Description of Securities -- Relationship with Sodexho."

     Volatility of Market Price. From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of the Common Stock reflects expectations that the Company will be able to continue to operate its facilities profitably and to develop new facilities at a significant rate and operate them profitably. If the Company is unable to operate its facilities profitably or develop facilities at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock. In addition to the operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or the private corrections industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $114.3 million ($143.1 million if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and the estimated offering expenses payable by the Company and based on an assumed offering price of $80.625 per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. Set forth below is a discussion of the Company's anticipated capital needs as well as a discussion of the Company's sources of funds (including the net proceeds of this offering) to meet those needs. Until utilized for the purposes described herein, the Company intends to invest the net proceeds of this offering in high quality, short-term, interest-bearing securities.


ANTICIPATED CAPITAL NEEDS

     The Company's principal anticipated capital needs arise in connection with the development, acquisition or expansion of correctional and detention facilities. Set forth below are currently identifiable capital needs for specific projects the Company expects to complete by the end of 1997:


                                 PROJECT
- --------------------------------------------------------------------------       ANTICIPATED
                                                                                 EXPENDITURE
                                                                            ----------------------
                                                                            (DOLLARS IN THOUSANDS)
512-bed expansion of the Central Arizona Detention Center.................         $ 15,000
500-bed expansion of the Eloy Detention Center............................           15,000
Construction costs for the 752-bed Huerfano County Correctional
  Facility................................................................           27,000
Construction costs for the 1,504-bed Hardeman County Correctional
  Center(1)...............................................................           47,000
160-bed expansion of the West Tennessee Detention Facility................            5,500
Acquisition and/or renovation costs for other projects anticipated to be
  completed by the end of 1997............................................           70,000
                                                                                   --------
          Total...........................................................         $179,500
                                                                                   ========


- ---------------
(1) The Company will provide financing for the construction costs of the Hardeman County Correctional Center. It is anticipated that following completion of construction of the facility, a local governmental authority will issue tax-exempt bonds to fund the permanent financing for the facility and the Company's loan to finance construction of the facility will be repaid. The local governmental authority will be the obligor on the permanent financing.

ANTICIPATED SOURCES OF FUNDING FOR CAPITAL EXPENDITURES

     In addition to the anticipated net proceeds of this offering, the Company's principal sources of funding for its anticipated capital expenditures will include cash flow from operations, borrowings under the Company's bank lines of credit and proceeds from the sale of the 1996 Convertible Notes. The currently estimated sources of funds are as follows:


                            SOURCES OF FUNDING
- ---------------------------------------------------------------------------   ANTICIPATED AMOUNT
                                                                            ----------------------
                                                                            (DOLLARS IN THOUSANDS)
Net proceeds of this offering..............................................        $114,300
Cash flow from operations and borrowings under the Company's bank lines
  of credit................................................................          45,200
Proceeds from sale of 7.5% convertible subordinated notes..................          20,000
                                                                                   --------
          Total............................................................        $179,500
                                                                                   ========



     The Company currently has a $25 million working capital revolving credit facility (the "Credit Facility"). As of May 28, 1996, there was $21.3 million available to be borrowed under the Credit Facility. The Company has received a proposal from its primary bank lender for an increase in the Credit Facility up to $150 million. There can be no assurance that the Company will enter into an agreement for an increased Credit Facility.

                                 CAPITALIZATION


     The following table sets forth the current indebtedness and capitalization of the Company as of March 31, 1996 and on an as adjusted basis giving effect to the issuance of $20.0 million in 7.5% convertible subordinated notes, the sale by the Company of the 1,500,000 shares of Common Stock offered hereby at an assumed offering price of $80.625 per share and the proposed application of the estimated net proceeds received by the Company therefrom as described under "Use of Proceeds."



                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Current portion of long-term debt.....................................  $  8,870      $   8,870
                                                                        ========       ========
Long-term debt, net of current portion:
  Bank loan and credit facilities.....................................     5,322            322
  Other long term debt................................................    32,026         32,026
  Convertible subordinated notes(1)...................................    44,500         64,500
                                                                        --------       --------
          Total long-term debt, net of current portion................    81,848         96,848
                                                                        --------       --------
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,000,000 shares authorized, no
     shares outstanding...............................................        --             --
  Common Stock, $1.00 par value, 150,000,000 shares authorized,
     33,921,000 shares issued and outstanding; 35,421,000 shares
     issued and outstanding, as adjusted(2)...........................    33,921         35,421
  Additional paid-in capital..........................................    60,068        172,909
  Retained earnings...................................................    18,227         18,227
  Treasury stock, at cost.............................................      (569)          (569)
                                                                        --------       --------
          Total stockholders' equity..................................   111,647        225,988
                                                                        --------       --------
               Total capitalization...................................  $193,495      $ 322,836
                                                                        ========       ========


- ---------------

(1) The Company currently has outstanding an aggregate of $64.5 million principal amount of convertible subordinated notes (the "Convertible Notes") which is comprised of $7.5 million of 8.5% convertible subordinated notes due September 30, 1998 (the "1992 Convertible Notes"), $7.0 million of 8.5% convertible subordinated notes due November 7, 1999 (the "1994 Convertible Notes") and $50.0 million of 7.5% convertible subordinated notes due February 28, 2002 (the "1996 Convertible Notes"). See "Description of Securities -- Convertible Notes."



(2) Excludes (a) 2,230,317 shares of Common Stock reserved for issuance upon grants of deferred shares or exercise of options granted pursuant to the Company's existing stock incentive plans; (b) 4,227,256 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants; and
    (c) 4,062,391 shares of Common Stock reserved for issuance upon the conversion of the Convertible Notes. See "Description of Securities."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "CXC." Until December 30, 1994, the Common Stock was quoted on the Nasdaq National Market under the symbol "CCAX." The following table sets forth, for the periods indicated, the high and low closing sales prices for each of the quarters indicated as reported on (i) the Nasdaq National Market through December 29, 1994 and (ii) the NYSE composite tape from December 30, 1994.


                                   1994                                   HIGH       LOW
    -------------------------------------------------------------------  ------     ------
    First Quarter......................................................  $ 8.19     $ 4.63
    Second Quarter.....................................................    8.38       6.25
    Third Quarter......................................................    8.75       7.69
    Fourth Quarter.....................................................    8.75       6.44
    1995
    First Quarter......................................................  $15.31     $ 8.25
    Second Quarter.....................................................   18.81      14.69
    Third Quarter......................................................   24.31      17.69
    Fourth Quarter.....................................................   38.38      23.44
    1996
    First Quarter......................................................  $57.00     $34.75
    Second Quarter (through May 28, 1996)..............................   90.00      53.63


The Company also has warrants to purchase Common Stock at an exercise price of $8.50 per share (the "Warrants"), which are listed for trading on the NYSE under the symbol "CXCWS." See "Description of Securities -- Warrants."


     On May 28, 1996, the last sale prices of the Common Stock and the Warrants on the NYSE composite tape were $80.625 and $153.25, respectively. As of May 28, 1996, there were 959 and 346 record holders of the Common Stock and the Warrants, respectively.


     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Company's Board of Directors to retain all earnings to support operations; therefore, the Company does not anticipate declaring or paying cash dividends on its Common Stock for the foreseeable future. The declaration and payment of cash dividends in the future will be determined based on a number of factors, including the Company's earnings, financial condition, liquidity requirements, restrictions on financing agreements and other factors deemed relevant by the Board of Directors. Certain of the Company's credit agreements prohibit the Company from paying any cash dividends on its Common Stock without the lender's consent.

                                    BUSINESS


     The Company is the largest developer and manager of privatized correctional and detention facilities worldwide. The Company's facilities are located in 11 states of the United States, Puerto Rico, Australia and the United Kingdom. As of May 28, 1996, the Company had contracts to manage 49 correctional and detention facilities with an aggregate design capacity of 33,153 beds of which 37 facilities representing 20,994 beds are in operation. The Company is currently developing 12 facilities and expanding four facilities representing an aggregate of 12,159 beds. The Company expects that all of the beds under development and expansion will be in operation by the end of 1997. The Company owns 12 of the 37 facilities it currently operates and leases the remaining 25 facilities from governmental agencies and non-profit corporations.


THE MARKET FOR THE COMPANY'S SERVICES

     Throughout the world, there is a growing trend toward privatization of government services and functions, including corrections and detention, as governments of all types face continuing pressure to control costs and improve the quality of services. As a result of increased costs, some governments have been forced to limit public services and to seek more cost-effective means of providing the remaining services. Since correctional and detention facilities are viewed as an essential service, fiscal pressures have caused governments to seek to deliver these services more cost effectively. Further, as a result of the number of crimes committed each year and the corresponding number of arrests, incarceration costs generally grow faster than any other part of a government's budget. In an attempt to address these pressures, governmental agencies responsible for correctional and detention facilities are increasingly privatizing facilities. According to the 1995 Census, the design capacity of privately managed adult correctional and detention facilities worldwide has increased dramatically since the first privatized facility was opened by the Company in 1984. The majority of this growth has occurred since 1989 as the number of privately managed adult correctional and detention facilities worldwide increased from 26 facilities with a design capacity of 10,973 beds in 1989 to 104 facilities with a design capacity of 63,595 beds in 1995. To date, numerous counties, 22 states, Puerto Rico and the federal government have incorporated the private sector into their criminal justice systems and 15 states are currently considering privatization. Notwithstanding such growth, less than four percent of all adult prison beds in the United States are privately managed.

     Management believes that the increase in the demand for privatized correctional and detention facilities also is a result, in large part, of the general shortage of beds available in United States correctional and detention facilities. According to reports issued by the United States Department of Justice, Bureau of Justice Statistics ("BJS"), the number of inmates housed in United States federal and state prison facilities increased from 487,593 at December 31, 1985 to 1,104,074 at December 31, 1995, an increase of more than 126%. Local jail populations in the United States increased from 254,986 inmates at December 31, 1985 to 490,442 at December 31, 1994, an increase of 92%. At December 31, 1994, the BJS reports that the federal prison system in the United States was operating at approximately 125% of its rated capacity.

     Industry reports also indicate that inmates convicted of violent crimes generally serve only one-third of their sentence, with the majority of them being repeat offenders. Accordingly, there is a perceived public demand for, among other things, longer prison sentences, as well as prison terms for juvenile offenders, resulting in even more overcrowding in United States correctional and detention facilities. Finally, numerous courts and other governmental entities in the United States have mandated that additional services offered to inmates be expanded and living conditions be improved. Many governments do not have the readily-available resources to make the changes necessary to meet such mandates.

     At December 31, 1995, the Company managed 38 of the 91 privatized United States adult facilities and 27,960 of the 56,109 private United States adult beds. These facilities include (i) Immigration and Naturalization Service detention facilities and United States Marshals Service detention facilities privatized by federal agencies, (ii) state prisons, community corrections facilities, intermediate sanction facilities, pre-release centers, work program facilities and state jail facilities privatized by state agencies and (iii) city jail facilities and transfer facilities privatized by local agencies. There are also numerous privatized juvenile offender facilities of which the Company currently has contracts to operate facilities with an aggregate design capacity of 1,047 beds.


     The demand for privately managed correctional and detention centers is also increasing internationally. Management believes that many countries are faced with the same fiscal pressures as the United States and, as a result, are seeking more cost-effective means of providing prison management services. At December 31, 1995, there were a total of 11 privatized facilities in the United Kingdom and Australia, with an aggregate design capacity of 6,302 beds. The Company, through joint ventures, had contracts to manage three of these facilities with an aggregate design capacity of 1,479 beds.

     For similar economic reasons, the demand for privatized prisoner transport services is also increasing domestically and internationally. The Company believes that more and more government agencies will look for more cost-effective means of providing these and other ancillary services.

BUSINESS STRATEGY

     The Company intends to enhance its position as the largest developer and manager of privatized correctional and detention facilities worldwide through the following business strategies.

     Efficient Development and Management of Facilities. The Company will continue to provide low cost, high quality management of its facilities. The Company believes that its quality of personnel, efficient application of financial resources and adherence to proven policies and procedures enables it to design, develop and manage correctional and detention facilities at costs lower than governmental agencies that are responsible for performing such services. The Company believes that its reputation as an innovative and effective manager of facilities enhances its ability to market its services and capitalize on a larger scope of opportunities with a variety of governmental agencies.

     The Company also recognizes the importance of the facility administrator and the facility's management team in the successful financial performance of its facilities. Management believes that the Company's reputation as the largest developer and manager of privatized correctional and detention facilities enables it to attract highly-qualified facility administrators. Each facility management team operates in accordance with a Company-wide policy and procedure regimen, derived from industry standards, designed to ensure the delivery of consistent, high quality services in each of its facilities. See " -- Operating Procedures." The Company seeks to minimize operating expenses by designing its facilities to optimize correctional officer staffing consistent with facility security requirements. The Company further controls operating expenses through the use of electronic surveillance systems and other technologies.

     Development of Domestic Business Opportunities. As a result of the growth in the demand for privatized correctional and detention facilities, the Company is selective in the projects it pursues. The Company pursues projects based on probability of success, geographic location, size, potential profitability, and political and community acceptability. This approach allows the Company to enhance its market share and optimize resource allocation, profitability and financial return. The Company intends to continue its focus on institutions with an emphasis on medium to maximum security that are 500 to 1,000 beds or larger. Management believes that the Company's experience and reputation in managing large secure facilities will enable it to maintain its industry position and capitalize on the trend of governments to privatize larger facilities.

     Strategic Acquisitions. The Company believes that its recent acquisitions have significantly enhanced its position as the largest developer and manager of privatized correctional and detention facilities, while increasing operating efficiencies. Accordingly, the Company intends to continue to pursue strategic acquisitions of other managers of privatized correctional and detention facilities.

     Expanded Scope of Services. The Company intends to continue to implement a wide variety of specialized services that address the unique needs of various segments of the inmate population. Because the facilities operated by the Company differ with respect to security levels, ages, genders and cultures of inmates, the Company focuses on the particular needs of an inmate population and tailors its services based on local conditions and the Company's ability to provide such services on a cost-effective basis. In addition to core residential services, the Company offers rehabilitative and education services such as counseling, basic education, job skill training and life skills/transition planning services, all aimed at reducing recidivism. Further, because management believes alcohol and drug abuse are directly or indirectly responsible for the majority of criminal offenses in the United States, the Company has created and offers to its inmates its Lifeline program, a comprehensive long-term substance abuse treatment program. The Company believes that its success in delivering these specialized services will enable it to address the changing needs of its customers. By offering a broad range of specialized services, the Company seeks to provide a solution to reduce recidivism and ultimately the cost of crime.

     Expansion into International Markets. The Company believes the majority of its new business will come from within the United States. However, the Company and its international strategic partner, Sodexho, believe that interest in private-sector corrections is developing in other nations. While management will not detract from its domestic business to pursue international activities, the Company will participate in selected international projects it finds attractive. The Company also believes that in order to compete effectively in international markets it must enter into alliances with strategic local partners with access to local opportunities and familiarity with local business practices.

     In June 1994, the Company entered into an international strategic alliance with Sodexho. Among other business ventures, Sodexho provides contract services to French prisons and has business operations in 60 countries. Pursuant to the terms of the joint venture agreement between the Company and Sodexho, only the Company will develop and manage prison management business in the United States and its territories. In the rest of the world, except in the United Kingdom, the Company and Sodexho will pursue prison management business opportunities through local joint venture entities to be established, generally on a 50/50 basis. Management believes that, with the formation of the Sodexho alliance, the Company is well positioned to participate in international markets. See "Description of Securities -- Relationship with Sodexho."

     Cost Reduction Programs. An important component of the Company's strategy is to position itself as a low cost, high quality provider of prison management services in all of its markets. As cost containment pressures increase, the Company will continue to focus on improving operating performance and efficiency through the following key operating initiatives: (i) standardization of supply and service purchasing practices and usage; (ii) improvement of inmate management, resource consumption and reporting procedures; and (iii) improvement in salary and wage expenses by reducing overtime, monitoring staff levels and developing productivity standards. The Company intends to continue to apply these operating cost initiatives throughout its existing facilities and in new facilities.

FACILITY MANAGEMENT CONTRACTS

     The Company is compensated on the basis of the number of inmates held in each of its facilities. Contracts may vary to provide fixed per diem rates or monthly fixed rates. Of the Company's 37 facilities in operation, 34 of the Company's facility management contracts provide that the Company will be compensated at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels and three of the management contracts are based on monthly fixed rates. In either case, the compensation is invoiced in accordance with applicable law and is paid on a monthly basis. Occupancy rates for a particular facility will be low when first opened or when expansions are first available. However, after a facility gets beyond the start-up period, typically ranging from 30 to 90 days, the occupancy rate tends to stabilize. For 1995, the average occupancy, based on rated capacity, was 93.5% for all facilities operated by the Company.

     In addition, the Company's contracts generally require the Company to operate each facility in accordance with all applicable laws and regulations. The Company is required by its contracts to maintain certain levels of insurance coverage for general liability, workers' compensation, vehicle liability and property loss or damage. The Company also is required to indemnify the contracting agencies for claims and costs arising out of the Company's operations and, in certain cases, to maintain performance bonds.

     The Company's facility contracts are short term in nature. Terms of federal contracts generally range from one to five years, and contain multiple renewal options. The terms of local and state contracts may be for longer periods with additional renewal options. Most facility contracts also generally contain clauses which allow the governmental agency to terminate a contract without cause. The Company's facility contracts are generally subject to annual or bi-annual legislative appropriation of funds. A failure by a governmental agency to receive appropriations could result in termination of the contract by such agency or a reduction in the management fee payable to the Company. To date, none of the Company's contracts have been terminated by a governmental agency and all renewal options under the Company's management contracts have been exercised by the governmental agencies. No assurance can be given that a governmental agency will not terminate or fail to renew a contract with the Company in the future. For 1995, contracts for facilities with the United States Marshals Service accounted for 11% of the Company's revenues and contracts with the State of Texas accounted for 18% of the Company's revenues.

OPERATING PROCEDURES

     Pursuant to the terms of its management contracts, the Company is responsible for the overall operation of its facilities, including staff recruitment, general administration of the facilities, security and supervision of the offenders and facility maintenance. The Company also provides a variety of rehabilitative and educational programs at its facilities. Inmates at most facilities managed by the Company may receive basic education through academic programs designed to improve inmate literary levels and the opportunity to acquire General Education Development certificates. The Company also offers vocational training to inmates who lack marketable job skills. In addition, the Company offers life skills transition planning programs that provide inmates job search training and employment skills, health education, financial responsibility training, parenting and other skills associated with becoming productive citizens. At several of its facilities, the Company also offers counseling, education and/or treatment to inmates with alcohol and drug abuse problems through its Lifeline program.

     The Company operates each facility in accordance with the Company-wide policies and procedures and the standards and guidelines established by the American Correctional Association ("ACA") Commission on Accreditation. The ACA is an independent organization comprised of professionals in the corrections industry which establishes guidelines and standards by which a correctional institution may gain accreditation. The ACA standards, which the ACA believes safeguard the life, health and safety of offenders and personnel, are the basis of the accreditation process and define policies and procedures for operating programs. The ACA standards, which are the industry's most widely accepted correctional standards, describe specific objectives to be accomplished and cover such areas as administration, personnel and staff training, security, medical and health care, food service, inmate supervision and physical plant requirements. The Company has sought and received ACA accreditation for 16 of the facilities it currently manages, and intends to apply for ACA accreditation for all of its facilities once they are eligible. The accreditation process is usually completed in 18 to 24 months after a facility is opened.

FACILITY DESIGN, CONSTRUCTION AND FINANCE

     In addition to its facility management services, the Company also provides consultation to various governmental agencies with respect to the design and construction of new correctional and detention facilities, and the redesign and renovation of older facilities. Since its inception in January 1983, the Company has designed and constructed 21 of its 37 operating corrections facilities for various federal, state, and local governmental agencies. The Company manages all of the facilities it has designed and constructed or redesigned and renovated.

     Pursuant to the Company's design, build and manage contracts, the Company is responsible for overall project development and completion. Typically, the Company develops the conceptual design for a project, then hires architects, engineers and construction companies to complete the development. When designing a particular facility, the Company utilizes, with appropriate modifications, prototype designs the Company has used in developing other projects. Management of the Company believes that the use of such prototype designs allows it to reduce cost overruns and construction delays. The Company's facilities are designed to maximize staffing efficiencies by increasing the area of vision under surveillance by corrections officers and utilizing additional electronic surveillance systems.

     Various methods of construction financing may be used by a contracting governmental agency, including, but not limited to the following: (i) one-time general revenue appropriation by the government agency for the cost of the new facility; (ii) general obligation bonds that are secured by either a limited or unlimited tax levied by the issuing governmental entity; or (iii) lease revenue bonds or certificates of participation secured by an annual lease payment that is subject to annual or bi-annual legislative appropriation of funds. When the project is financed using direct governmental appropriations or proceeds from the sale of bonds or other obligations issued prior to the award of the project, or by the Company directly, the financing is in place when the construction or renovation contract is executed. If the project is financed using project-specific tax-exempt bonds or other obligations, the construction contract is generally subject to the sale of such bonds or obligations. Substantial expenditures for construction will not be made on such a project until the tax-exempt bonds or other obligations are sold. If such bonds or obligations are not sold, construction and management of the facility may either be delayed until alternate financing is procured or development of the project will be entirely suspended. When the Company is awarded a facility management contract, appropriations for the first annual or bi-annual period of the contract's term have generally already been approved, and the contract is subject to governmental appropriations for subsequent annual or bi-annual periods. Of the domestic facilities currently managed by the Company, 25 were funded by the government using one of the above-described financing vehicles.

MARKETING

     The Company engages in extensive marketing efforts. The Company believes that it is the industry leader in promoting the benefits of privatization of prisons and other correctional and detention facilities. Marketing efforts are conducted and coordinated by the Company's business development department and senior management with the aid, where appropriate, of certain independent consultants.

     The Company views governmental agencies responsible for federal, state and local correctional facilities in the United States and governmental agencies responsible for correctional facilities in Puerto Rico, the United Kingdom and Australia as its primary target markets.

     The Company generally receives inquiries from or on behalf of governmental agencies that are considering privatization of certain facilities or that have already decided to contract with private enterprise. When it receives such an inquiry, the Company determines whether there is an existing need for the Company's services and whether the legal and political climate in which the inquiring party operates is conducive to serious consideration of privatization and then conducts an initial cost analysis to further determine project feasibility.

     The Company pursues its domestic business opportunities on two primary courses. In the first course, the Company follows the traditional competitive route where a Request for Proposals ("RFP") or Request for Qualification ("RFQ") is issued by a government agency and a number of companies respond. Management believes that this competitive approach will produce the majority of new contract awards to the Company. The second course involves the development of new facilities in locations where there is a clearly defined, long-term need for beds, but where a competitive bidding procedure is not required.

     Generally, governmental agencies responsible for correctional and detention services procure goods and services through RFPs or RFQs. Most of the Company's activities in the area of securing new business are in the form of responding to RFPs. As part of the Company's process of responding to RFPs, management meets with appropriate personnel from the agency making the request to best determine the agency's distinct needs. If the project fits within the Company's strategy, the Company will then submit a written response to the RFP. A typical RFP requires bidders to provide detailed information, including, but not limited to, the service to be provided by the bidder, its experience and qualification, and the price at which the bidder is willing to provide the services (which services may include the renovation, improvement or expansion of an existing facility or the planning, design and construction of a new facility). The Company has and intends to in the future, engage independent consultants to assist it in responding to RFPs. Based on the proposals received in response to an RFP, the agency will award a contract to the successful bidder. In addition to issuing formal RFPs, local jurisdictions may issue an RFQ. In the RFQ process, the requesting agency selects a firm believed to be most qualified to provide the requested services and then negotiates the terms of the contract with that firm, including the price at which its services are to be provided.

     The marketing process for facility management consists of several critical events. These include issuance of an RFP or RFQ by a governmental agency, submission of a response to the RFP or RFQ by the Company, the award of the contract by a governmental agency and the commencement of construction or management of the facility. The Company's experience has been that a substantial period of time may elapse from the initial inquiry to receipt of a new contract. As the concept of privatization has gained wider acceptance, however, the length of time from inquiry to the award of a contract has shortened. The length of time required to award a contract is also affected, in some cases, by the need to introduce enabling legislation. Generally, if the facility for which an award has been made must be constructed, the Company's experience has been that management of a newly-constructed facility typically commences between 12 and 24 months after the governmental agency's award.

     While the Company focuses primarily on the traditional competitive marketing approach described above, it also pursues the development of new facilities in those areas where a competitive bid process is not required. Management believes this approach, which has proven successful to the Company to date, is effective because of the Company's strong client relationships and reputation for quality corrections.

     In addition to marketing its services to federal, state and local authorities, the Company markets its services internationally, primarily through the international strategic alliance formed with Sodexho. The Company is currently marketing its management services in Australia, Germany, Hungary, Canada, Panama, and Mexico.

     The marketing efforts of TransCor for inmate transportation services vary from those of the rest of the Company. TransCor's marketing approach generally consists of mass mailings, phone calls, and personal visits to hundreds of state and local governmental agencies as well as attendance at local, state and national trade shows.

BUSINESS PROPOSALS


     As of May 28, 1996, the Company was pursuing eight prospects with a total of approximately 6,200 beds for which written responses to RFPs have been submitted. The Company is also pursuing 19 prospects with a total of approximately 9,800 beds for which it has not submitted proposals. The domestic projects that the Company is pursuing are located in nine states, including eight states in which the Company is not currently operating. Additionally, the Company is pursuing business in Australia and Great Britain through joint ventures in those countries. The Company is also pursuing other foreign facility prospects through its alliance with Sodexho.


     When a contract requires construction of a new facility, the Company's success depends, in part, upon its ability to acquire real property for its facilities on desirable terms and at satisfactory locations. Management expects that many such locations will be in or near populous areas and therefore anticipates legal action and other forms of opposition from residents in areas surrounding each proposal site. The Company may incur significant expenses in responding to such opposition and there can be no assurance of success.

EMPLOYEES

     At April 19, 1996, the Company employed 5,653 full-time employees and 138 part-time employees. Of the full-time employees, 97 were employed at the Company's headquarters and 5,566 were employed at the Company's facilities and TransCor. The Company employs personnel in the following areas: clerical and administrative, including facility administrators/wardens, security, food service, medical, transportation and scheduling, maintenance, teachers, counselors and other support services.

     Each of the Company's facilities is managed as a separate operational facility by the facility administrator or warden. All facilities follow a standardized code of policies and procedures. The Company has never experienced a strike or work stoppage. Beginning in 1992, six facilities were approached by one particular union to organize the work force. The union was defeated or withdrew in five facilities. In March 1993, the

Company reached an agreement with the union to represent 73 correctional officers at the Silverdale facility and this contract was decertified in March 1994. In January 1996, the Company reached an agreement with a union to represent 38 non-security personnel at its Shelby Training Center. In the opinion of management, employee relations are good.

EMPLOYEE TRAINING

     Under the laws applicable to the Company's operations, as well as the Company's internal training policy, the Company's corrections officers are required to complete a minimum amount of training prior to independent assignment. In most cases, officers must undergo at least 160 hours of training by the Company before being allowed to work alone in a position that will bring them in contact with inmates or detainees. Additional training is required in certain jurisdictions where necessary to comply with applicable law in order to enable such officers to work in positions that will bring them into contact with inmates. All non-security staff receive 80 hours of initial training. Accordingly, the Company's training programs meet or exceed all applicable requirements.

     The Company's training is comprised of approximately 40 hours of instruction concerning the Company's policies, operational procedures and management philosophy. An additional 120 hours concerning legal issues, rights of inmates and detainees, techniques of communication and supervision, improvement of interpersonal skills and job training relating to the particular position to be filled are provided. Employees of facilities acquired or taken over by the Company who are offered continued employment undergo at least 40 hours of training by the Company before reporting to work for the Company. Each of the Company's employees who has contact with inmates receives a minimum of 40 hours of additional training each year, and each facility management employee of the Company receives at least 40 hours of training each year.

     TransCor also has training requirements for its employees. Each new employee must undergo 40 hours of training, prior to job performance, including driver training and safety, correctional training and policy and procedures guidelines. Each employee then performs four weeks of on-the-job training with an experienced transportation agent. TransCor maintains continuing training for all employees of 16 to 32 hours per year.

INSURANCE

     The Company maintains a $30,000,000 general liability insurance policy for all of its operations. To date, no payments have been made under the Company's general liability insurance policies because of any action brought as a result of the operation of any of its facilities. The Company also maintains insurance in amounts it deems adequate to cover property and casualty risks, workers' compensation and directors and officers liability. There can be no assurance that the aggregate amount and kinds of the Company's insurance are adequate to cover all risks it may incur or that insurance will be available in the future.

     Each of the Company's facility management contracts and the statutes of certain states require the maintenance of insurance by the Company. The Company's contracts provide that in the event that the Company does not maintain such insurance, the contracting agency may terminate its agreement with the Company. The Company believes it is in compliance in all material respects with respect to these requirements.

LITIGATION

     The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries or for wrongful restriction of, or interference with, inmate privileges. In the opinion of management, the outcome of the proceedings to which it is currently a party will not have a material adverse effect upon its operations or financial condition.

                                   MANAGEMENT

     The following table sets forth certain information concerning the directors and executive officers of the Company as of the date of this Prospectus.


            NAME               AGE                               POSITION
- -----------------------------  ---   -----------------------------------------------------------------
Doctor R. Crants.............  51    Chairman of the Board; Chief Executive Officer; Director
Thomas W. Beasley............  53    Director; Chairman Emeritus
William F. Andrews...........  64    Director
Samuel W. Bartholomew, Jr....  51    Director
Jean-Pierre Cuny.............  41    Director
Joseph F. Johnson............  45    Director
R. Clayton McWhorter.........  62    Director
David L. Myers...............  52    President
Darrell K. Massengale........  35    Chief Financial Officer; Secretary and Treasurer;
                                     Vice President, Finance
Dennis E. Bradby.............  46    Vice President, Education Services
Robert G. Britton............  55    Vice President, Operations
Linda G. Cooper..............  45    Vice President, Legal Affairs
Susan Hart...................  35    Vice President, Communications
Peggy W. Lawrence............  40    Vice President, Investor Relations
John D. Rees.................  49    Vice President, Business Development
Linda A. Staley..............  51    Vice President, Project Development
Gay E. Vick, III.............  48    Vice President and Managing Director of International Operations



     Doctor R. Crants, a founder of the Company, was elected Chief Executive Officer and Chairman of the Board of the Company in June 1994. From June 1987 to June 1994, he served as President, Chief Executive Officer and Vice Chairman of the Board of Directors of the Company. He has served as a director of the Company since 1983.


     Thomas W. Beasley, a founder of the Company, was elected Chairman Emeritus of the Board of Directors of the Company in June 1994. From June 1987 to June 1994, he served as Chairman of the Board. Mr. Beasley served as President of the Company from January 1983 to June 1987. He has served as a director of the Company since 1983.


     William F. Andrews has served as a director of the Company since 1986. Mr. Andrews currently serves as the Chairman of Schrader, Inc., a manufacturing company, and Chairman of Scovill Fasteners. From January 1992 through December 1994 he was Chairman, President and Chief Executive Officer of Amdura Corporation, a manufacturing company, and Chairman of Utica Corp., also a manufacturing company. Mr. Andrews serves as a director of Navistar International Corporation, Southern New England Telephone Company, Johnson Control Corporation, Harley Davidson Company, Katy Industries, Northwestern Steel and Wire Company, Black Box Corporation and Process Technology Holdings.


     Samuel W. Bartholomew, Jr. has served as a director of the Company since June 1991. Mr. Bartholomew is a founder and Chairman of the Nashville law firm of Stokes & Bartholomew, P.A., which serves as general counsel to the Company.

     Jean-Pierre Cuny has served as a director of the Company since July 1994. Mr. Cuny serves as Senior Vice President of The Sodexho Group, a leading supplier of catering and related services to institutions based in Paris, France. Mr. Cuny was elected to the Board of Directors in connection with the international strategic alliance with Sodexho. See "Description of Securities -- Relationship with Sodexho."

     Joseph F. Johnson became a director of the Company in May 1996. He serves as Chairman and CEO of The Johnson Companies, a group of closely held companies involved in government relations and corrections. In 1994, Mr. Johnson founded National Corrections & Rehabilitation Corporation, a correctional services company which specializes in providing education, vocational training, substance abuse treatment and medical care programs to inmates.



     R. Clayton McWhorter became a director of the Company in May 1996. Mr. McWhorter is the former Chairman of Columbia/HCA Healthcare Corporation. He resigned from this position on May 9, 1996, but remains a director of Columbia/HCA. Mr. McWhorter participated in the formation of HealthTrust, Inc. and served as its Chairman, President and Chief Executive Officer until its merger with Columbia/HCA in April 1995.


     David L. Myers became President of the Company in June 1994. From December 1986 to June 1994, he served as Vice President, Facility Operations of the Company.

     Darrell K. Massengale joined the Company in February 1986 and in March 1991 became its Vice President, Finance, Secretary, and Treasurer. In June 1994, he was also elected Chief Financial Officer of the Company. Mr. Massengale is a certified public accountant.

     Dennis E. Bradby has served as Vice President, Education Services for the Company since June 1991. From April 1986 through June 1991, Mr. Bradby served as the Company's Vice President, Operational Support Systems.

     Robert G. Britton was elected Vice President, Operations for the Company in June 1994. From January 1986 to June 1994, he served as Vice President, Business Development for the Company.

     Linda G. Cooper joined the Company in April 1987 as Senior Legal Counsel. In May 1988, she was elected Assistant Secretary for the Company and in January 1989 became its Vice President, Legal Affairs.


     Susan Hart became Vice President, Communications in May 1996. From April 1993 to May 1996, she served as Director of Communications for the Company.


     Peggy W. Lawrence became Vice President, Investor Relations in January 1995. From June 1985 to January 1995, she served as Vice President, Communications for the Company.

     John D. Rees was elected Vice President, Business Development for the Company in June 1994. From 1967 until 1986 when he joined the Company, Mr. Rees served as warden of the Kentucky State Reformatory.

     Linda A. Staley was elected Vice President, Project Development for the Company in June 1994. She joined the Company in 1985 as Director, Project Development.

     Gay E. Vick, III was elected Vice President and Managing Director for the Company's International Operations in June 1994. From January 1987 to June 1994, he served as Vice President, Project Development for the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of Common Stock, as of May 28, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby of (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers as of December 31, 1995, (iv) all directors and executive officers as a group and (v) the Selling Stockholders.



                                                  SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO THE    SHARES TO      OWNED AFTER THE
                                                      OFFERING(1)       BE SOLD IN       OFFERING(1)
                                                  -------------------      THE       -------------------
                                                    NUMBER    PERCENT    OFFERING      NUMBER    PERCENT
                                                  ----------  -------   ----------   ----------  -------
DIRECTORS, EXECUTIVE OFFICERS AND 5%
     STOCKHOLDERS:
  Sodexho, S.A.(2)..............................   6,992,406    17.4%          --     6,992,406    16.8%
  Thomas W. Beasley(3)..........................   1,889,217     5.3%     235,584     1,653,633     4.5%
  Doctor R. Crants(4)...........................     984,586     2.8%          --       984,586     2.7%
  T. Don Hutto(5)...............................     251,519    *              --       251,519    *
  William F. Andrews(6).........................     124,666    *              --       124,666    *
  Samuel W. Bartholomew, Jr.(7).................     111,300    *              --       111,300    *
  Jean-Pierre Cuny(8)...........................      15,000    *              --        15,000    *
  Joseph F. Johnson.............................          --    *              --                  *
  R. Clayton McWhorter..........................          --    *              --                  *
  David L. Myers(9).............................     100,082    *              --       100,082    *
  Darrell K. Massengale(10).....................      77,569    *              --        77,569    *
  All directors and executive officers as a
     group (17 persons)(11).....................   3,687,122    10.2%     235,584     3,451,538     9.1%
FORMER TRANSCOR STOCKHOLDERS:
  Thomas Loventhal..............................     515,252     1.5%      75,000       440,252     1.2%
  American Corrections Transport, Inc...........     444,312     1.3%      44,430       399,882     1.1%
  Ted Feldman...................................       6,924    *           1,000         5,924    *
  Louis Ratchford...............................       2,886    *           1,500         1,386    *
  Scott L. Moskovitz............................      11,274    *           1,000        10,274    *
  Alma Wells....................................       2,886    *           1,500         1,386    *
  Elizabeth Smith...............................       2,886    *           1,500         1,386    *
FORMER CONCEPT STOCKHOLDERS:
  D. Paul and Joyce Alagia......................     695,741     2.0%      12,000       683,741     1.9%
  Harold S. Nelson..............................     193,002    *         171,562        21,440    *
  Ben F. Morgan, Jr.............................     155,853    *          30,000       125,853    *
  A. W. Sandbach................................     140,120    *          40,000       100,120    *
  William H. Cull...............................     363,968     1.0%      35,000       328,968    *
  Thomas F. Buetow..............................     211,816    *          69,000       142,816    *
  Dorothy Watkins...............................     106,930    *           2,500       104,430    *
  David Watkins.................................      22,184    *           2,000        20,184    *
  John Watkins, Jr..............................      22,314    *           2,000        20,314    *
  John L. Smith.................................      80,526    *          21,000        59,526    *
  Patrick H. Molloy.............................      90,434    *           2,500        87,934    *
  Charles O. Hundley............................      17,748    *          15,974         1,774    *
  Starletta Schirmer............................         750    *             750             0    *
  The Community Foundation of Louisville........       5,000    *           5,000             0    *
FORMER CPI STOCKHOLDERS:
  Michael D. Shmerling..........................     309,200    *          38,400       270,800    *
  Lisa A. Shmerling.............................      72,800    *          72,800             0    *
  Alan Wernick..................................      30,000    *           8,000        22,000    *
  David Obolensky...............................      32,000    *          10,000        22,000    *
  Cindie Unger..................................     280,000    *         100,000       180,000    *

- ---------------
  *  Represents beneficial ownership of less than 1% of the Common Stock

 (1) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, except as otherwise indicated. Shares of Common Stock underlying options and warrants to purchase Common Stock are deemed to be outstanding for the purpose of computing the outstanding Common Stock owned by the particular person and by the group, but are not deemed outstanding for any other purpose.

 (2) Sodexho's address is 3 avenue Newton, 78180 Montigny-le-Bretonneux, France. Includes 1,352,205 shares of Common Stock issuable upon conversion of certain Convertible Notes; 2,200,000 shares issuable upon conversion of certain warrants, 30,000 shares issuable upon the exercise of certain options issued to Mr. Cuny and approximately 1,465,200 shares issuable upon conversion of certain convertible subordinated notes which Sodexho will purchase pursuant to a forward contract with the Company. Information contained herein is based solely on the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") in April 1996. See "Description of Securities -- Relationship with Sodexho."

 (3) Mr. Beasley's address is Route 2, Box 305, Burns, Tennessee 37029. Includes 30,000 shares issuable upon the exercise of options, 2,000 shares owned by Mr. Beasley's wife, 14,649 shares held in the Company's Amended and Restated Employee Stock Ownership Plan (the "ESOP"), 358,770 shares issuable upon the exercise of Warrants and 200 shares issuable upon the exercise of Warrants owned by Mr. Beasley's wife. Such information is derived in part from the Schedule 13G, dated February 12, 1996, filed by Mr. Beasley.


 (4) Includes 185,000 shares issuable upon the exercise of options, 24,175 shares held in the Company's ESOP and 99,940 shares issuable upon the exercise of Warrants (does not include 3,200 shares held in trust for Mr. Crants' children and 6,640 shares issuable upon the exercise of Warrants held in trust for Mr. Crants' children beneficial ownership of which is disclaimed).



 (5) Includes 45,000 shares issuable upon the exercise of options, 8,589 shares held in the ESOP and 64,666 shares owned by Mr. Hutto's wife. Mr. Hutto resigned from the Board of Directors on May 14, 1996.



 (6) Includes 74,000 shares issuable upon exercise of options and 4,000 shares owned of record by minor children of Mr. Andrews.



 (7) Includes 71,500 shares issuable upon the exercise of options, 6,000 shares owned by minor children of Mr. Bartholomew, 800 shares issuable upon the exercise of Warrants and 800 shares issuable upon the exercise of Warrants owned by minor children of Mr. Bartholomew.



 (8) Mr. Cuny serves as the Senior Vice President of The Sodexho Group, an affiliate of Sodexho, and was elected to the Board of Directors in connection with the international strategic alliance between the Company and Sodexho. Mr. Cuny beneficially owns 15,000 shares issuable upon the exercise of options. Mr. Cuny disclaims beneficial ownership of all shares held by Sodexho.



 (9) Includes 90,200 shares issuable upon the exercise of options, 400 shares owned by children of Mr. Myers, 40 shares issuable upon the exercise of Warrants, 80 shares issuable upon the exercise of Warrants owned by children of Mr. Myers and 9,162 shares held in the ESOP.



(10) Includes 64,800 shares issuable upon the exercise of options, 700 shares owned jointly by Mr. Massengale and his wife, 140 shares issuable upon the exercise of Warrants owned jointly by Mr. Massengale and his wife and 7,129 shares held in the ESOP.



(11) Includes an aggregate of 1,418,398 shares issuable upon exercise of options and warrants and 114,788 shares held in the ESOP.

                           DESCRIPTION OF SECURITIES


     As of May 28, 1996, the Company's authorized capital stock consists of (i) 150,000,000 shares of Common Stock, $1.00 par value per share, and (ii) 1,000,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock"). Upon the completion of this offering, 36,560,932 shares of Common Stock and no shares of Preferred Stock will be outstanding. The following summary description is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws and the other contracts, agreements and documents describing the terms of the Company's securities.


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of Common Stock is prohibited. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock. Other than the contractual rights granted to Sodexho described below, the holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and all of the shares of Common Stock offered hereby, when issued and paid for, will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors, without further action by the stockholders, is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any such series any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation. The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

CONVERTIBLE NOTES

     The Company currently has outstanding an aggregate of $64,500,000 principal amount of convertible subordinated notes. The Convertible Notes, which are currently convertible into an aggregate of 4,062,391 shares of Common Stock, are comprised of the 1992 Convertible Notes, 1994 Convertible Notes and the 1996 Convertible Notes. The 1992 Convertible Notes were issued in three tranches, with the first tranche ($2,500,000 aggregate principal amount) having a current conversion price of $3.388 and the remaining two tranches ($5,000,000 aggregate principal amount) having a conversion price of $3.548. The 1994 Convertible Notes and the 1996 Convertible Notes are convertible into Common Stock at $7.165 and $53.30, respectively. These conversion prices are subject to adjustments, including in the event of the issuance of equity securities at a price which is less than the current conversion price. The Company may prepay the 1992 Convertible Notes at any time on or after July 1, 1997, and may force conversion of the 1992 Convertible Notes beginning on July 1, 1997, if the Common Stock price remains above $5.32. The Company may prepay the 1994 Convertible Notes at any time on or after June 23, 1997, and may force conversion of the 1994 Convertible Notes beginning on June 23, 1997, if the Common Stock price remains above $10.75. The Company may force conversion of the 1996 Convertible Notes beginning in the year 2000 in the event that the Common Stock has traded for at least 45 consecutive trading days in the public market at a price above 150% of the conversion price of such 1996 Convertible Notes. All of the 1994 Convertible Notes and $20,000,000 of the 1996 Convertible Notes are owned by Sodexho. See
" -- Relationship with Sodexho."

WARRANTS

     In September 1992, the Company issued a warrant dividend to holders of Common Stock by distributing one Warrant for every five outstanding shares of Common Stock. The Warrants expire on September 14, 1997, and are convertible into two shares of Common Stock at an exercise price of $8.50. An aggregate of 2,027,256 shares of Common Stock currently are issuable upon exercise of the Warrants.

OPTIONS AND DEFERRED SHARES


     As of May 28, 1996, options to purchase a total of 2,061,805 shares of Common Stock were outstanding pursuant to the Company's various stock option plans for employees and directors, and an additional 1,538,720 shares of Common Stock are available for future grants under such plans. In 1995, the Company awarded an aggregate of 168,512 shares of deferred stock to certain key employees pursuant to the Company's Stock Bonus Plan (the "Stock Bonus Plan"). Deferred shares granted under the Stock Bonus Plan do not vest until ten years from the date of the grant and carry no voting rights or dividend rights until such time as the stock is actually issued. As of May 28, 1996, no other deferred shares are outstanding and an additional 31,488 shares are available for issuance pursuant to the Stock Bonus Plan.


RELATIONSHIP WITH SODEXHO

     In connection with the 1994 formation of the strategic alliance between the Company and Sodexho, Sodexho purchased the 1994 Convertible Notes and 1,400,000 shares of Common Stock. In consideration of Sodexho's agreement to enter into the international strategic alliance with the Company, the Company, among other things, (i) entered into a forward contract pursuant to which Sodexho will purchase at any time on or before December 31, 1997, up to $20,000,000 aggregate principal amount of the Company's floating rate convertible subordinated notes with a conversion price, as adjusted, of $13.65 per share, and (ii) granted Sodexho a presently exercisable warrant expiring on December 31, 1998, covering 2,200,000 shares of Common Stock with an exercise price, as adjusted, of $7.90 per share. Sodexho also agreed to limit its ownership interest in the Company to 25% (or 30% in certain limited circumstances) through June 23, 1999, subject to earlier termination upon the occurrence of a change in control (the "Standstill Period"). A change in control is defined as: (i) a party acquiring more than 20% of the Common Stock; (ii) a 10% stockholder publicly announcing an intent to commence a tender offer for the Company; (iii) the termination of Doctor R. Crants as the Company's chief executive officer or the failure by Doctor R. Crants to own at least 2% of the Common Stock; (iv) if the Company's Board of Directors shall no longer consist of a majority of Continuing Directors; or (v) an acquirer shall publicly announce an intent to commence a tender offer and the Company's Board publicly recommending that the stockholders accept such tender offer. "Continuing Directors" means the directors of the Company as of June 23, 1994 and each other director, if such other director's nomination for election to the Board of Directors of the Company is recommended by a majority of the then Continuing Directors.

     During the Standstill Period, Sodexho has agreed to vote its Common Stock in the same fashion as either the Company's public stockholders or the Company's Board of Directors, at Sodexho's option, on the election of directors and certain other matters. Sodexho has also agreed that during the Standstill Period, it will not solicit proxies under any circumstances, or become a participant in any election contest, or make an offer for the acquisition of substantially all of the assets or capital stock of the Company or induce or assist any other person to make such an offer. Until Sodexho's ownership in the Company is reduced to below 400,000 shares of Common Stock, Sodexho has the right to nominate one member to the Company's Board of Directors and, without Sodexho's consent, the Company may not increase the number of directors on the Company's Board of Directors to eight or more. In addition, Sodexho has a preemptive right to purchase additional shares of Common Stock or securities convertible into or exchangeable for Common Stock in any issuance of securities by the Company in an amount necessary to enable Sodexho to maintain a percentage ownership in the Company equal to 20% of the Common Stock on a fully diluted basis.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN BYLAW PROVISIONS

     The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the Delaware General Corporation Law. The business combination provision contained in Section 203 of the Delaware General Corporation Law ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the time such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section or (ii) the corporation, by the action of its stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

     The Company has not elected out of Section 203, and the restrictions imposed by Section 203 apply to transactions between the Company and interested stockholders. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     The Company's By-Laws include several provisions which may deter an unsolicited acquisition of control of the Company. These provisions require: (a) special meetings of stockholders to be called by the Chairman of the Board or the Board of Directors; and (b) approval of By-Law amendments by the Board of Directors or a majority vote of the stockholders.

REGISTRATION RIGHTS


     Beneficial holders of an aggregate of 12,145,114 shares of Common Stock have contractual rights with respect to the registration of shares of Common Stock ("Registrable Shares") under the Securities Act. The Company has granted two demand registration rights which may be exercised by Sodexho with respect to securities acquired in June 1994 and by the holders of the 1992 Convertible Notes. Sodexho and the other holder of the 1996 Convertible Notes also have three demand shelf registration rights which may be exercised beginning June 22, 1997. In addition, Sodexho, the other holders of Convertible Notes and certain other holders of Registrable Shares have incidental registration rights which provide that, in the event that the Company proposes to register any of its securities under the Securities Act for is own account, holders of Registrable Shares may require the Company to include all or a portion of the Registrable Shares in the registration, provided, among other conditions, that the managing underwriter (if any) of any such offering has the right, subject to certain conditions, to limit the number of Registrable Shares included in the registration. In general, all fees, costs and expenses of such registrations (other than underwriting commissions, dealers' fees, brokers' fees and concessions applicable to Common Stock) will be borne by the Company.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock and Warrants is First Union National Bank of North Carolina.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and Stephens Inc. as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                                NUMBER OF
                               NAME OF UNDERWRITER                               SHARES
    --------------------------------------------------------------------------  ---------
    J.C. Bradford & Co. ......................................................
    Stephens Inc. ............................................................

                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the Offering, to purchase up to 375,000 shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters may sell these additional shares on the same terms as those on which the 2,500,000 shares are being offered.

     The Company, its directors and executive officers and the Selling Stockholders have agreed not to offer, sell, or otherwise dispose of any shares of the Common Stock owned by them prior to the expiration of 120 days from the date of this Prospectus without the prior written consent of the Representatives.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

                                    EXPERTS

     The audited consolidated financial statements of the Company incorporated by reference herein and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein, in reliance upon the authority of such firm as experts in giving said report.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Stokes & Bartholomew, P.A., Nashville, Tennessee. Certain legal matters related to this offering hereby will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee. Samuel W. Bartholomew, Jr., a shareholder of Stokes & Bartholomew, P.A., is a director of the Company.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together, with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to or incorporated by reference in the Registration Statement are qualified in all respects to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. Each statement is qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of the Registration Statement (with exhibits), as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Common Stock and the Warrants are listed on the NYSE and the aforementioned material concerning the Company also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company's principal offices are located at 102 Woodmont Blvd., Suite 800, Nashville, Tennessee 37205, and its telephone number is (615) 292-3100.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:


          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;



          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and



          (3) The description of the Common Stock and the Warrants contained in the Registration Statement on Form 8-A dated December 15, 1994; and


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in the Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Darrell K. Massengale, Corrections Corporation of America, 102 Woodmont Boulevard, Suite 800, Nashville, Tennessee 37205, telephone number (615) 292-3100.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

    (photo of Company                             (photo of Company
   counselor and inmate)                         counselor and inmate)







Education, life skills training
and substance abuse counseling
 are integral components of
 CCA facility programs
      (caption)


                                                Company ownership by employees
                                                 is a benefit and an incentive
     (photo of several                           to keep quality and efficiency
Company corrections officers)                          in CCA's operations
                                                           (caption)





                                                     (photo of outside view
                                                     of a Company facility)

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    10
Capitalization........................    11
Price Range of Common Stock and
  Dividend Policy.....................    12
Business..............................    13
Management............................    20
Principal and Selling Stockholders....    22
Description of Securities.............    24
Underwriting..........................    27
Experts...............................    28
Legal Matters.........................    28
Available Information.................    28
Incorporation of Certain Documents by
  Reference...........................    29

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,500,000 SHARES

                                  [CCA LOGO]

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                              J.C. BRADFORD & CO.

                                STEPHENS INC.

                                         , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    SEC Registration Fee......................................................  $ 58,120
    NASD Fee..................................................................    17,355
    NYSE Listing Fee..........................................................     6,563
    Accounting Fees and Expenses..............................................    50,000*
    Legal Fees and Expenses...................................................   175,000*
    Printing and Engraving Expenses...........................................   200,000*
    Blue Sky Fees and Expenses................................................    10,000*
    Miscellaneous Expenses....................................................    32,962*
                                                                                --------
              Total...........................................................  $550,000*
                                                                                ========

- ---------------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a threatened, pending or completed action, suit or proceeding brought against him by reason of the fact that he is or was a director or officer (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however,
Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Article VIII of the Company's Certificate of Incorporation relieves its directors from monetary damages to the Company or to stockholders for breach of any such director's fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Under Section 102(b)(7) of the Delaware General Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends or (v) for any transaction from which the director derived an improper personal benefit.

     Reference is also made to Section 9 of the Underwriting Agreement contained in Exhibit 1 hereto, which provides for indemnification of the Company and officers, directors and certain controlling persons of the Company by the Underwriters against certain liabilities.

     The Company currently has in effect an executive liability insurance policy which provides coverage for its directors and officers in amounts of $10 million per claim and $10 million for annual aggregate claims. The policy covers any error, misstatement, act or omission, or breach of duty committed by a director or officer, subject to certain specified exclusions.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of the Registration Statement:


EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
   1     Form of Underwriting Agreement.*
   4.1   Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 33-8052)).
   4.2   Amendment to Certificate of Incorporation dated May 26, 1995 (incorporated by reference to Exhibit 3(d) to the Company's Annual Report on Form 10-K with respect to the year ended December 31, 1995).
   4.3   Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-8 (Registration No. 33-12503)).
   4.4   Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the
         Registration Statement on Form S-1 (Registration No. 33-8052)).
   5     Opinion of Stokes & Bartholomew, P.A.*
  23.1   Consent of Arthur Andersen LLP.*
  23.2   Consent of Counsel (included in opinion filed as Exhibit 5).
  24     Power of Attorney (included on page II-3).
  99.1   Consent of R. Clayton McWhorter, Director Nominee.*
  99.2   Consent of Joseph F. Johnson, Director Nominee.*


- ---------------

* Previously Filed

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashville, Tennessee on May 28, 1996.


                                          CORRECTIONS CORPORATION OF AMERICA

                                          By:      /s/ DOCTOR R. CRANTS
                                            ------------------------------------
                                                      Doctor R. Crants
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------  -----------------------------------  ---------------
               /s/ DOCTOR R. CRANTS         Chairman of the Board and Chief         May 28, 1996
- ------------------------------------------  Executive Officer, Director
             Doctor R. Crants               (Principal Executive Officer)

           /s/ DARRELL K. MASSENGALE        Vice President, Finance, Chief          May 28, 1996
- ------------------------------------------  Financial Officer, Secretary and
          Darrell K. Massengale             Treasurer (Principal Financial and
                                            Accounting Officer)

                        *                   Chairman Emeritus and Director          May 28, 1996
- ------------------------------------------
            Thomas W. Beasley

                        *                   Vice-Chairman of the Board and          May 28, 1996
- ------------------------------------------  Director
               T. Don Hutto

                        *                   Director                                May 28, 1996
- ------------------------------------------
            William F. Andrews

                        *                   Director                                May 28, 1996
- ------------------------------------------
            Richard H. Fulton

                        *                   Director                                May 28, 1996
- ------------------------------------------
        Samuel W. Bartholomew, Jr.

                        *                   Director                                May 28, 1996
- ------------------------------------------
             Jean-Pierre Cuny

     *By:  /s/ DARRELL K. MASSENGALE
- ------------------------------------------
          Darrell K. Massengale
             Attorney-in-fact